FORM 3


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
            1934, Section 17(a) of the Public Utility Holding Company
                       Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

                                             OMB Approval

                                             OMB Number - 3235-0287
                                             Expires: December 31, 2001
                                             Estimated average burden hours per
                                             response - 0.5


1.       Name and Address of Reporting Person*

         Icahn             Carl             C.
         (Last)            (First)          (Middle)

         c/o Icahn Associates Corp.
         767 Fifth Avenue, Suite 4700
                                    (Street)

         New York                  New York             10153
         (City)                    (State)


2.       Date of Event Requiring Statement
                  (Month/Day/Year

                  7/02/01


3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Issuer Name and Ticker or Trading Symbol

                  GenesisIntermedia, Inc. (GENI)


5.       Relationship of Reporting Person to Issuer
                             (Check all applicable)

______ Director                  x       10% Owner
                             __________

______ Officer             ________ Other (specify below)
  (give title below)
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6.       If Amendment, Date of Original (Month/Day/Year)

                  N/A


7.       Individual or Joint/Group Filing (check applicable line)
         ___  Form filed by One Reporting Person

         x    Form filed by More than One Reporting Person
        ____


 Table I- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security
              (Instr. 3)

         N/A


2.       Amount of Securities Beneficially Owned (Instr. 4)



3.       Ownership form: Direct (D) or Indirect (I) (Instr. 5)


4.       Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directed or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).








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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of    2.  Date Exercisable      3.  Title and Amount    4.  Conversion  5. Ownership       11.  Nature of
    Derivative      and Expiration            of Underlying           or Exercise    Form of              Indirect
    Security        Date                      Derivative              Price of       Derivative           Beneficial
    (Instr. 4)      (Month/Day/Year)          Security (Instr. 4)     Derivative     Security:            Ownership
                                                                       Security      Direct (D)           (Instr. 5)
                                                                                     or Indirect (I)
                                                                                      (Instr. 5)
                Date         Expiration   Title      Amount
                Exercisable  Date                    or
                                                     Number
                                                     of Shares


Warrants        July 2, 2001 July 1, 2005 Common     2,000,000        $ 9.00            I                 See
                                          Stock                                                           Explanation
                                          $.001 par                                                       Below
                                          ("Shares")

Warrants        July 2, 2001 July 1, 2005 Shares     1,000,000        $4.00             I                 See
                                                                                                          Explanation
                                                                                                          Below

Warrants        July 2, 2001 July 1, 2005 Shares     1,000,000        $2.00             I                 See
                                                                                                          Explanation
                                                                                                          Below

Options to
Purchase        July 2, 2001 July 1, 2005 Shares     1,000,000        $2.00             I                 See
                                                                                                          Explanation
                                                                                                          Below

Option to
Purchase        July 2, 2001 July 1, 2005 Shares       500,000        $4.00             I                 See
                                                                                                          Explanation
                                                                                                          Below

Explanation of Responses:
Riverdale, LLC (Riverdale) directly beneficially owns the securities shown in Table II. Mr. Icahn may, by virtue of his ownership of 100% interest in Riverdale, be deemed to beneficially own the securities as to which Riverdale possesses direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.



                      /s/ Carl C. Icahn                           July 10, 2001
                      **Signature of Reporting Person                   Date
                              Carl C. Icahn

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                      [Form 3 re GenesisIntermedia, Inc.]
                                                                     Page 3 of 4





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                             JOINT FILER INFORMATION



Name:             Riverdale, LLC

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           GenesisIntermedia, Inc.

Date of
Event:            June 2, 2001

Signature:        By: /s/ Edward E. Mattner
                      Name: Edward E. Mattner
                      Title: Manager

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